OHOS, INC.

Unaudited Financial Statements For The Period January 1, 2016 through May 31, 2016

October 10, 2016



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Ohos, Inc.
Denver, Colorado

I have reviewed the accompanying balance sheet of Ohos, Inc. as of May 31, 2016, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 10, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Unaudited Financials

OHOS, INC.
BALANCE SHEET
May 31, 2016
_____

ASSETS

CURRENT ASSETS

Cash $ 4,143

TOTAL CURRENT ASSETS   4,143

TOTAL ASSETS $ 4,143

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable $ 1,092

TOTAL CURRENT LIABILITIES   1,092

TOTAL LIABILITIES   1,092

STOCKHOLDERS' EQUITY

Common Stock (10,000,000 shares authorized, 5,625,000 issued and outstanding,

$.00001 par value)   56

Additional Paid in Capital   9,069

Retained Earnings (Deficit)   (6,075)

TOTAL STOCKHOLDERS' EQUITY   3,050

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 4,143

Unaudited Financials

OHOS, INC.
INCOME STATEMENT
For the period January 1, 2016 through May 31, 2016
_____

Operating Income	
Sales	$ -
Gross Profit	-
Operating Expense	
Advertising	955
General & Administrative	1,487
Professional Fees	1,710
Rent & Utilities	1,751
Travel	171
	6,075
Net Income from Operations	(6,075)
Net Income	$ (6,075)

OHOS, INC.
STATEMENT OF CASH FLOWS
For the period January 1, 2016 through May 31, 2016
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(6,075)
Change in Accounts Payable		1,092
Net Cash Flows From Operating Activities		(4,982)
Cash Flows From Financing Activities		
Sale of Stock		56
Additional Paid In Capital		9,069
Net Cash Flows From Investing Activities		9,125
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		4,143
Cash at End of Period	$	4,143

Unaudited- See accompanying notes.   3

Unaudited Financials

OHOS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
JANUARY 1, 2016 TO MAY 31, 2016

ORGANIZATION AND NATURE OF ACTIVITIES

Ohos, Inc. ("the Company") was founded on January 1, 2016 as a Software-as-a-Service (SaaS) platform that allows organizations to utilize employee crowdsourcing to provide real time performance feedback for their workforce. Primarily operating as a software services company, Ohos also provides consulting, implementation services, and administrative support for the technology platform. All operations for Ohos, Inc. are based in the United States in Denver, Colorado.

The Company earned no revenue during the period ended May 31, 2016. Management intends to conduct an equity crowdfund offering under Title III of the JOBS Act during the fourth quarter of 2016 in order to raise operating capital to continuing development of the Copmany's products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. No significant estimates were used in the preparation of the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Federal Income Taxes

The Company has not completed its first full year of operations, but is expected to sustain a net loss for the year. If the Company sustains a net operating loss, it will be carried forward to future years.

The Company's federal tax filing for fiscal year 2016 will fall within the statutory period of review by the IRS until 2020.

State Taxes

The Company is subject to Colorado Income Tax. The Company's 2016 tax filing for the State of Colorado will be subject to inspection by that State until expiration of the statutory period of limitations in 2021.

OHOS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 10, 2016, the date that the financial statements were available to be issued.